Exhibit 99.1

CHAI-NA-TA CORP.
INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 28, 2011 AT 11:00 A.M.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of CHAI-NA-TA CORP. (the “Corporation”), for use at the Special Meeting of Shareholders (the “Meeting”) of the Corporation, to be held at the time, place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

THIS INFORMATION CIRCULAR HAS BEEN PREPARED BY MANAGEMENT OF THE CORPORATION AND PROXIES ARE SOLICITED HEREBY BY, OR ON BEHALF OF, MANAGEMENT FOR USE AT THE MEETING. It is expected that the solicitation will primarily be by mail. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons designated in the accompanying Form of Proxy are directors and/or senior officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON AS PROXY TO REPRESENT THE SHAREHOLDER AT THE MEETING, OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF THE CHOSEN PERSON IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY. THE PERSON SO NAMED AS PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

A shareholder may revoke a proxy:

(1)	by signing a Form of Proxy bearing a later date and depositing it at the registered office of the Corporation within the time stipulated in the Notes on the Form of Proxy; or

(2)

as to any matter on which a vote shall not have been cast pursuant to the authority conferred by a Form of Proxy, by signing a written instrument and delivering it to the Chairman or Secretary of the Meeting at the Meeting; or

(3) (4)

by attending the Meeting in person and personally voting the shares represented by the Form of Proxy; or

under Subsection 148(4) of the Canada Business Corporations Act, by instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or if the shareholder is a corporation, under its corporate seal or by any officer or attorney thereof authorized in writing), to be deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY PROXY

The shares represented by the enclosed Form of Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with instructions of the shareholder executing it and if such shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the shares will be voted accordingly. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTION SET OUT THEREIN.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to amendments to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management knows of no such amendments or matters to come before the Meeting other than those matters referred to in the Notice of Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited “CDS & Co.” or The Depository Trust Company “CEDE & Co.”) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares (each a “Common Share”) without nominal or par value. As of September 26, 2011, there were 34,698,157 Common Shares of the Corporation issued and outstanding. Each holder of Common Shares is entitled to one vote at the Meeting for each Common Share registered in the holder’s name as at the close of business on September 26, 2011 (the “Record Date”), provided that a transferee of such Common Shares acquired since the Record Date shall be entitled to vote at the Meeting if the transferee produces properly endorsed share certificates for such shares, or otherwise establishes that the transferee owns such shares, and not later than 10 days before the Meeting has demanded that the transferee’s name be included in the list of shareholders entitled to receive the Notice of Meeting, such list having been prepared as of the Record Date.

The following table sets out, as at the date of this circular, those shareholders who, to the knowledge of the directors and senior officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

		Percentage of Issued
Name of Shareholder	No. of Shares	and Outstanding
ZWP Investments Limited (1)	12,858,415	37.06%
Groove Trading Limited (1)	3,168,000	9.13%
Hover Limited	7,011,318	20.21%

(1) Wholly owned subsidiaries of Wai Kee Holdings Limited of which Derek Zen is a director.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of the Corporation, the only matter to be brought before the Meeting is the matter set forth in the accompanying Notice of Meeting.

Asset Sale Resolution

General

At the meeting, shareholders will be asked to consider, and if thought fit, to pass a special resolution (the "Asset Sale Resolution") approving and authorizing the sale by the Corporation's wholly owned subsidiary Chai-Na-Ta Farms Ltd. (the "Seller") of certain assets and property (the "Assets") to Canadian Imperial Ginseng Ontario Ltd. (the "Purchaser") in an arms’ length transaction. The Corporation is incorporated under the Canada Business Corporations Act (the "CBCA"), section 189(3) of which provides that the sale of all or substantially all of a corporation's assets requires shareholder approval. It is unclear if the sale of the Assets to the Purchaser triggers this requirement; however, shareholder approval for the sale is being sought by the Corporation as the sale constitutes a sale of all or substantially all of the Corporation's operating assets, and this may make the requirements of section 189(3) applicable to the transaction. The text of the Asset Sale Resolution is attached as Appendix "A". In order to be effective, the Asset Sale Resolution must be approved by not less than two-thirds of the votes cast. Dissenting shareholders are entitled to be paid the fair value of their shares in accordance with section 190 of the CBCA.

On September 14, 2011, the Seller and the Purchaser entered into the Asset Purchase Agreement (the "Asset Purchase Agreement"). Pursuant to the terms of the Asset Purchase Agreement, the Buyer has agreed to purchase certain assets and property of the Seller's business.

The Assets are the real property known as Part Lot 8 Conc. VII Part 1 RP41R7137, Township of Norwich, Oxford County, composed of approximately 49 acres of land and the buildings situated on the land, as well as the equipment on the property and any warranty rights all as more particularly detailed in the Asset Purchase Agreement. For greater certainty, the Seller is not selling its ginseng crop or inventory which it plans to harvest and sell by April 2012.

Under the terms of the Asset Purchase Agreement, the total consideration for the Assets is $1.85 million. A deposit of $295,000 was paid by the Purchaser to the Seller's solicitors upon signing of the Asset Purchase Agreement. The deposit is being held in trust for the Purchaser until closing. At the closing the consideration for the Assets will be paid by releasing the deposit and an additional $1,555,000 will be paid to the Seller by wire transfer or bank draft. The closing is scheduled for January 16, 2012 (the “Closing Date”). If the closing does not occur on the Closing Date because any of the conditions in the Asset Purchase Agreement are not satisfied, then the deposit will be returned to the Purchaser other than a non-refundable $80,000.

Other provisions of the Asset Purchase Agreement include standard representations and warranties by both parties. The Seller has agreed that until closing it will conduct the business in the ordinary course, maintain appropriate insurance for the Assets, comply with all laws and not encumber any of the Assets. Additionally, the Seller has agreed that the Buyer may access and use the equipment which forms part of the Assets as long as such use is during normal business hours and does not interfere with the ordinary conduct of the Seller's business.

The Agreement also contemplates that from the Closing Date until July 31, 2012, the Purchaser will provide the Seller with storage space to store the Seller's ginseng root inventory at no extra charge. The Buyer will also handle and load any of the Seller's root inventory in accordance with any instructions received by the Buyer from the Seller at no extra charge.

Other terms of the Agreement include indemnification for any misrepresentations or breaches of warranty or failure by either party to observe or perform any covenant or obligation. The obligations of indemnification set forth in the agreement are subject to two limitations. The limitations are: a) no claims for indemnification may be made in respect of any losses arising in connection with a misrepresentation or breach of warranty unless and until the loss suffered or incurred by either party, as the case may be, exceeds $50,000 in the aggregate in which event the amount of all such losses including the $50,000 amount may be recovered by the Buyer or Seller as the case may be; and (b) the maximum indemnification liability of any party shall not exceed the $1.85 million purchase price.

Under the Agreement the parties have waived compliance with Bulk Sales Act (Ontario). As such, one of the conditions precedent for the benefit of the Buyer is that the Buyer receives an indemnity in its favor from the Corporation as the parent of the Seller. The indemnity is meant to cover any and all liabilities, demands, actions, suits, proceedings, claims, grievances, arbitrations, assessments, reassessments, judgments or settlements or compromises that may arise in any way in relation to: (i) the Bulk Sales Act (Ontario) or any other comparable legislation; or (ii) the waiver provided under the Agreement. The Bulk Sales Act (Ontario) protects unsecured creditors where there is a sale of substantially all of the assets of a company. Purchasers will often waive compliance with bulk sales legislation, subject to holding a portion of the purchase price in escrow or obtaining an indemnity.

Dissenting Holders’ Rights in respect of the Asset Sale Resolution

If you are a registered holder of common shares of the Corporation (a “Registered Holder”), you are entitled to dissent from the Asset Sale Resolution in the manner provided in section 190 of the CBCA (“Dissent Rights”).

This section summarizes the provisions of section 190 of the CBCA. If you are a Registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the provisions of section 190 of the CBCA, which are attached at Appendix “B”.

A non-registered holder who is a beneficial owner of shares registered in the name of an Intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds shares as nominee for one or more non-registered holders, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such non-registered holder(s). In such case, the written objection of the Registered Shareholder to the Asset Sale Resolution (“Dissent Notice”), submitted to the Corporation in accordance with the dissent procedures described in this section of the Circular (“Dissent Procedures”), should specify the number of shares covered by it. A Registered Shareholder who dissents in respect of the Asset Sale Resolution in strict compliance with the Dissent Rights (“Dissenting Shareholder”) may only dissent with respect to all of the shares held on behalf of any one non-registered holder and registered in the name of the Dissenting Shareholder.

Any Dissenting Shareholder will be entitled, in the event that the Asset Sale Resolution becomes effective, to be paid the fair value of the shares in respect of which such Dissenting Shareholder dissents (“Dissent Shares”), determined as at the close of business on the day immediately preceding the Meeting, and will not be entitled to any other payment or consideration.

A Registered Shareholder who wishes to dissent must ensure that a Dissent Notice is received by the Corporation at its registered office at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2X8 at or prior to the Meeting.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote. However, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Asset Sale Resolution will no longer be considered a Dissenting Shareholder with respect to shares voted in favour of the Asset Sale Resolution. If such Dissenting Shareholder votes in favour of the Asset Sale Resolution in respect of a portion of the shares registered in his, her or its name and held by same on behalf of any one non-registered holder, such vote approving the Asset Sale Resolution will be deemed to apply to the entirety of the shares held by such Dissenting Shareholder in the name of that non-registered holder, given that section 190 of the CBCA provides that there is no right of partial dissent. The CBCA does not provide that a vote against the Asset Sale Resolution will, and a vote against the Asset Sale Resolution will not, constitute a Dissent Notice.

Within 10 days after the approval of the Asset Sale Resolution, the Corporation is required to notify each Dissenting Shareholder that the Asset Sale Resolution has been approved. Such notice is, however, not required to be sent to a Registered Shareholder who voted for the Asset Sale Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Asset Sale Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Asset Sale Resolution has been approved, send a written notice (“Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a demand for payment of the fair value of such Dissent Shares. Within 30 days after sending a Demand for

Payment, the Dissenting Shareholder must send to the Corporation at its registered office at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2X8 or to Computershare Investor Services Inc., the registrar and transfer agent of the Corporation, located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, the certificates representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits its right to make a claim under section 190 of the CBCA. The Corporation or Computershare will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder.

On the filing of a Demand for Payment, a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of its Dissent Shares as determined pursuant to section 190 of the CBCA, except where: (i) the Dissenting Shareholder withdraws its Demand for Payment before the Corporation makes a written offer to each Dissenting Holder who has sent a Demand for Payment to pay for its shares in an amount considered by the board of directors of the Corporation (the “Board”) to be the fair value of the shares, all in compliance with the Dissent Procedures (“Offer to Pay”); (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Board abandons the Asset Sale, in which case the Corporation will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Demand for Payment was sent.

No later than seven days after the later of the day that the Asset Sale becomes effective and the date on which a Demand for Payment of a Dissenting Shareholder is received, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written Offer to Pay for its Dissent Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of shares must be on the same terms as every other Offer to Pay in respect of shares.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Corporation may apply to a court to fix a fair value for the Dissent Shares of Dissenting Shareholders within 50 days after the day that the Asset Sale becomes effective or within such further period as a court may allow. If no such application is made, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of the court will be rendered against the Corporation in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the day that the Continuance becomes effective until the date of payment.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, which are technical and complex. If you are a Registered Shareholder and wish to exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA may prejudice your Dissent Rights.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and executive officers of the Corporation or associates of such persons are, or have been, indebted to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed persons of the Corporation, or any associate or affiliate of any informed persons, have had any interest in any transaction since the commencement of the Corporation’s most recent completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not to any substantial degree performed by a person other than the directors or executive officers of the Corporation or the subsidiaries.

ADDITIONAL INFORMATION

Additional information with respect to the Corporation including its Annual Information Form can be found on the SEDAR website at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s audited financial statements and related MD&A for the year ended December 31, 2010. Shareholders may contact the Corporation to request copies of the Corporation’s annual financial statements, interim financial statements and MD&A by: (i) mail to Unit 100 – 12051 Horseshoe Way, Richmond, B.C. V7A 4V4; or (ii) fax to (604) 272-4113.

APPROVAL OF INFORMATION CIRCULAR

The contents and the delivery of this circular have been approved by the Board of Directors of the Corporation.

DATED at Richmond, British Columbia, this 26th day of September, 2011.

“Derek Zen”
____________________________
Derek Zen
Chairman of the Board

APPENDIX “A”

ASSET SALE RESOLUTION

RESOLVED AS SPECIAL RESOLUTIONS THAT:

1.	The sale by Chai-Na-Ta Farms Ltd. , a wholly owned subsidiary of the Corporation, (“Chai-Na-Ta Farms”) of its property, plant and equipment (the “Asset Sale”) to Canadian Imperial Ginseng Ontario Ltd., pursuant to the terms of an asset purchase agreement dated September 14, 2011 (the “Agreement”) is authorized.

2.	Any director or officer of the Corporation is authorized to:

(a)	approve any changes, modifications or amendments to the Agreement;

(b)	execute and deliver (or cause Chai-Na-Ta Farms to execute and deliver) the Agreement; and

(c)	execute and deliver all other documents and do all other acts or things as may be necessary or desirable in connection with the Agreement or in order to give effect to this resolution.

3.	Execution of the Agreement by an officer or director of the Corporation or Chai-Na-Ta Farms will be conclusive evidence of his or her approval of any amendments to the Agreement.

4.	Notwithstanding that these resolutions have been duly passed by the shareholders, the directors of the Corporation are hereby authorized, in their discretion, to determine, at any time, to proceed or not proceed with the Asset Sale and to abandon the Asset Sale at any time prior to the closing of the Asset Sale without further approval of the shareholders of the Corporation.

APPENDIX “B”

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent
190.	(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c) amalgamate otherwise than under section 184;
(d) be continued under section 188;
(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f) carry out a going-private transaction or a squeeze-out transaction.

Further right
(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares
(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares
(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent
(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection
(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution
(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment
(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a) the shareholder’s name and address;
(b) the number and class of shares in respect of which the shareholder dissents; and
(c) a demand for payment of the fair value of such shares.

Share certificate
(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture
(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate
(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights
(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms
(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment
(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court
(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court
(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue
(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs
(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties
(19) On an application to a court under subsection (15) or (16),
(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court
(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers
(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order
(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest
(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies
(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies
(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation
(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
R.S., 1985, c. C-44, s. 190;
1994, c. 24, s. 23;
2001, c. 14, ss. 94, 134(F), 135(E).